                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                    ---------------------------------------
                                (CUSIP Number)



                                  Page 1 of 6
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CUSIP No.:        872857107
                  ---------
--------------------------------------------------------------------------------
1)    Name of Reporting Persons/S.S. or I. R. S. Identification Nos.:
      ---------------------------------------------------------------

            Jenkin Lloyd Jones Jr., S.S. ####-##-####
-------------------------------------------------------------------------------
2)    Check the Appropriate Row if a Member of a Group:
      -------------------------------------------------

            (a)   [  ]      N/A
            (b)   [  ]      N/A
-------------------------------------------------------------------------------
3)    SEC Use Only:
      -------------
-------------------------------------------------------------------------------
4)    Citizenship or Place of Organization:
      -------------------------------------

            United States of America
-------------------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With:       5)       Sole Voting Power:
                            ------------------

                            26 shares
                            ---------------------------------------------------
                   6)       Shared Voting Power: Included in the 237,579 shares
                            --------------------
                            of Common Stock owned beneficially by Jenkin Lloyd Jones Jr. (and in the percentage calculation), are the following:

                            (a) 92,965 shares owned by the Revocable Inter Vivos Trust of Jenkin Lloyd Jones Jr., dated July 3, 1985, of which Mr. Jones Jr. and Carol
                                 B. Jones, his wife, are Co-Trustees ;

                            (b) 144,614 shares owned by the Revocable Inter Vivos Trust of Jenkin Lloyd Jones, of which Mr. Jones Jr. and Jenkin Lloyd Jones are Co-Trustees.
                            ---------------------------------------------------
                    7)      Sole Dispositive Power:
                            -----------------------

                                 -0-
                            ---------------------------------------------------
                    8)      Shared Dispositive Power:
                            -------------------------

                                 237,579 (refer to Item 6 above)

                                       2
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-------------------------------------------------------------------------------
9)      Aggregate Amount Beneficially Owned by Each
        Reporting Person:
        -------------------------------------------

            237,579
-------------------------------------------------------------------------------
10)     Check if the Aggregate Amount in Row 9 Excludes
        Certain Shares:
        -----------------------------------------------

            N/A
-------------------------------------------------------------------------------
11)     Percent of Class Represented by Amount in Row 9:
        ------------------------------------------------

            7.1%
-------------------------------------------------------------------------------
12)      Type of Reporting Person:
         -------------------------

            IN
-------------------------------------------------------------------------------

                                       3
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                                 SCHEDULE 13G


Item 1(a)       Name of Issuer:
                ---------------

                        T/SF Communications Corporation


Item 1(b)       Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                        2407 East Skelly Drive, Tulsa, Oklahoma 74105.


Item 2(a)       Name of Person Filing:
                ----------------------

                        Jenkin Lloyd Jones Jr.


Item 2(b)       Address of Principal Business Office or, if none, Residence:
                ------------------------------------------------------------

                        6447 South Louisville Avenue, Tulsa, Oklahoma  74136.


Item 2(c)       Citizenship:
                ------------

                        United States of America.


Item 2(d)       Title of Class of Securities:
                -----------------------------

                        Common Stock, $0.10 par value per share.


Item 2(e)       CUSIP Number:
                -------------

                        872857107.


Item 3          If this statement is filed pursuant to Rules 13d-1(b),
                ------------------------------------------------------
                or 13d-2(b), check whether the person filing is a:
                ------------------------------------------------------


                        N/A

                                       4
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Item 4      Ownership.
            ----------

            (a)  Amount Beneficially Owned:  Included in the 237,579 shares
                 --------------------------
                 of Common Stock owned beneficially by Jenkin Lloyd Jones Jr. (and in the percentage calculation), are the following:

                     (i) 92,965 shares owned by the Revocable Inter Vivos Trust of Jenkin Lloyd Jones Jr., dated July 3, 1985, of which Mr. Jones Jr. and Carol B. Jones, his wife, are Co-Trustees;

                     (ii) 144,614 shares owned by the Revocable Inter Vivos
                          Trust of Jenkin Lloyd Jones, of which Mr. Jones Jr. and Jenkin Lloyd Jones are Co-Trustees.

            (b)  Percent of Class:
                 -----------------

                     7.1%

            (c) Number of shares as to which such person has:
                ---------------------------------------------

                (i)    sole power to vote or to direct the vote:
                       -----------------------------------------

                         -0-

                (ii)   shared power to vote or to direct the vote:
                       -------------------------------------------

                          237,579 (refer to Item 4(a) above)

                (iii)  sole power to dispose or to direct the disposition of:
                        ------------------------------------------------------

                          -0-

                 (iv)  shared power to dispose or to direct the disposition of:
                       --------------------------------------------------------

                           237,579 (refer to Item 4(a) above)

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                           N/A

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                           See Item 4(a) above.

                                       5
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Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company:
                --------
                           N/A

Item 8          Identification and Classification of Members of the Group:
                ----------------------------------------------------------

                           N/A

Item 9          Notice of Dissolution of Group:
                -------------------------------

                           N/A

Item 10         Certification:
                --------------

                           N/A

Signature:
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1997
         --------------------------------------------
         Date


         /s/   Jenkin Lloyd Jones Jr.
         --------------------------------------------
         Jenkin Lloyd Jones Jr.

                                       6